SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             BGT Subsidiary, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value 0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     None
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                           J.P. Morgan Chase & Co.
                               270 Park Avenue
                              New York, NY 10017
                        Attn: Kathleen A. Juhase, Esq.

                                   Copy to:
                             Susan E. Cogan, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                              New York, NY 10017
                                 212-455-2000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              November 30, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No. None                      13D                       Page 2 of 6 Pages


________________________________________________________________________________
1.    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      J.P. Morgan Chase & Co.
      13-2624428

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         12,652,341

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         12,652,341

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,652,341

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     HC

________________________________________________________________________________

CUSIP No. None                      13D                       Page 3 of 6 Pages


________________________________________________________________________________
1.    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      J.P. Morgan Ventures Corporation
      13-3471824

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         12,652,341

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         12,652,341

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,652,341

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________

CUSIP No. None                      13D                       Page 4 of 6 Pages

Item 1.           Security and Issuer.
                  -------------------

                  This statement of beneficial ownership on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Common Stock"), of BGT Subsidiary, Inc., a Maryland corporation ("BGT"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934. The address of the principal executive offices of BGT is 345 Park Avenue, New York, New York 10154.

Item 2.           Identity and Background.
                  -----------------------

                  This Schedule 13D is being filed on behalf of J.P. Morgan Chase & Co., a Delaware Corporation ("Chase") and J.P Morgan Ventures Corporation, a Delaware corporation ("Ventures" and collectively with Chase, the "Reporting Persons"). The address of the principal executive offices of each of the Reporting Persons is 270 Park Avenue, New York, New York 10017. Ventures is a wholly-owned subsidiary of Chase. Chase is a bank holding company. Ventures is principally engaged in investment activities.

                  Other than as set forth in this Schedule 13D, none of Chase or the directors and executive officers of Ventures or Chase beneficially own any of the shares of Common Stock and such persons disclaim beneficial ownership as to the shares of Common Stock owned by Ventures.

                  During the last five years, neither the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the executive officers or directors of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  The Common Stock was purchased for $121,042,415.88. The source of funds used to purchase the shares of Common Stock reported herein are general corporate funds of Ventures.

Item 4.           Purpose of the Transaction.
                  --------------------------

                  Pursuant to the Stock Purchase Agreement, dated as of November 29, 2001, between The BlackRock Strategic Term Trust, Inc., BGT and Ventures (the "Stock Purchase Agreement"), attached as Exhibit I, Ventures acquired 12,652,341 shares of Common Stock. The purchase by Ventures of the securities of BGT covered hereby was effected for investment purposes. Ventures made a short-term investment in BGT with anticipated spread to other short-term investments.

                  The Reporting Persons reserve the right, consistent with applicable law, to acquire additional securities of BGT (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise), to dispose of their securities of BGT, or to formulate other purposes, plans or proposals regarding BGT or any of its securities, in each case

CUSIP No. None                      13D                       Page 5 of 6 Pages

in light of market conditions or other factors. Such actions could result in one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

                  Other than as set forth in Item 4, there have been no transactions with respect to shares of Common Stock, within 60 days prior to the date hereof, by the Reporting Persons.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                  -------------------------------------------------------------

                  Other than the Stock Purchase Agreement, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of BGT.

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

         Exhibit             Description

1. Stock Purchase Agreement, dated as of November 29, 2001, by and among The BlackRock Strategic Term Trust Inc., BGT Subsidiary, Inc. and J.P. Morgan Ventures Corporation.


                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          J.P. MORGAN CHASE & CO

                          By: /s/ Kathleen A. Juhase
                              -------------------------------
                              Name:  Kathleen A. Juhase
                              Title: Assistant Secretary

                          J.P. MORGAN VENTURES CORPORATION


                          By:  /s/ Kathleen A. Juhase
                               -----------------------------
                               Name:  Kathleen A. Juhase
                               Title: Secretary
Dated: December 10, 2001

CUSIP No. None                      13D                       Page 6 of 6 Pages


EXHIBIT INDEX

Exhibit           Description

1. Stock Purchase Agreement, dated as of November 29, 2001, by and among the BlackRock Strategic Term Trust Inc., BGT Subsidiary, Inc. and J.P. Morgan Ventures Corporation.